DXI ENERGY INC.
(the “Corporation”)
Suite 520-999 Canada Place Vancouver, BC V6C 3E1
Telephone: (604) 638-5050
Fax: (604) 638-5051

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general and special meeting of shareholders (the “Meeting”) of the Corporation will be held at Suite 520-999 Canada Place, Vancouver, British Columbia, V6C 3E1 on Monday, April 29, 2019 at 11:00 a.m. (Vancouver time). At the Meeting, shareholders will be asked to:

1.	receive the consolidated financial statements for the year ended December 31, 2018, together with the report of the auditors thereon;

2.	fix the number of directors of the Corporation (“Directors”) and elect Directors for the ensuing year;

3.	appoint BDO Canada LLP as the Corporation’s auditors for the ensuing year and to authorize the

Directors to fix the remuneration to be paid to the auditors;

4.

consider and, if thought advisable, pass, with or without variation, an ordinary resolution requiring disinterested shareholder approval, the full text of which is set forth in Schedule “A” to this management information circular (the “Information Circular”), approving a restructuring of current debt of the Corporation (the “Debt Restructuring Resolution”) by way of amendment thereto whereby $3,500,000 in secured loans owed by the Corporation to Hodgkinson Equities Corporation (“HEC”), a private company wholly-owned by the Corporation’s Non-Executive Chairman, Robert L. Hodgkinson, an insider of the Corporation, will be converted into common shares of the Corporation, all as described in further detail in the Information Circular;

5.

consider and, if thought advisable, pass, with or without variation, an ordinary resolution requiring disinterested shareholder approval, the full text of which is set forth in Schedule “B” to this Information Circular, approving the conversion of accrued interest on the secured loans to the Corporation from (i) HEC and (ii) Hodgkinson Ventures Inc. (“HVI”), into common shares of the Corporation at a price of Cdn$0.06 per share (the “Conversion of Accrued Interest Resolution”), all as described in further detail in the Information Circular; and

6.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice is accompanied by the Information Circular, a form of proxy, and a financial statement request form. Only common shareholders of record at the close of business on March 13, 2019 will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online under the Corporation’s profile at www.sedar.com (Canada) or at www.sec.gov (United States). They may also be downloaded from the Corporation’s website at www.dxienergy.com/financial-reports.html.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders may request copies of the Information Circular at no cost by calling toll-free at 1-866-527-5050.

VOTING

Registered shareholders who are unable to attend the Meeting in person are encouraged to complete, date and sign the enclosed form of proxy and return it in the enclosed envelope. To be effective, proxies must be sent by mail, facsimile or personal delivery either to the head office of the Corporation at 520-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or to the Corporation's Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) or before the time set for the adjourned Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s sole discretion without notice.

Beneficial shareholders are asked to return their enclosed voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on the voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)

MAIL:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga, ON L5T 2T7

Shareholders with questions about notice and access can call the Corporation toll free at 1-866-527-5050.

DATED at Vancouver, British Columbia, this 19th of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
“Sean Sullivan”
Sean Sullivan, President, Chief Executive Officer and Director

ii

DXI ENERGY INC.
520-999 Canada Place
Vancouver, British Columbia V6C 3E1
Telephone: (604) 638-5050
Facsimile: (604) 638-5051

MANAGEMENT INFORMATION CIRCULAR
(dated March 19, 2019 and contains information as of March 18, 2019)

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of DXI ENERGY INC. (the “Corporation”) for use at the Annual General and Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of the Corporation, to be held on Monday, April 29, 2019 at 520-999 Canada Place, Vancouver, British Columbia V6C 3E1, at the hour of 11:00 am (Vancouver time) for the purposes set forth in the notice of the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation without special compensation. The cost of solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

APPOINTMENT AND USE OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation (the “Directors”). A Shareholder has the right to appoint a person or company, who need not be a Shareholder, other than the persons designated in the form of proxy accompanying this Information Circular, as nominee to attend and act for and on behalf of such Shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the enclosed form. If a Shareholder appoints one of the persons designated in the accompanying form of proxy as nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity has been given to specify how the shares registered in the name of such Shareholder shall be voted, the proxy shall be voted for such matter or matters. The proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must be executed under its common seal or signed by a duly authorized officer.

To be effective, forms of proxy must be delivered either to the head office of the Corporation at 520-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or to the Corporation's Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

Completion and delivery of proxies may also be done electronically. Shareholders who wish to complete and deliver proxies electronically are urged to contact Computershare Investor Services Inc. to determine the availability of and instructions for the use of this option.

EXERCISE OF VOTE BY PROXY

The shares represented by proxies at the Meeting will be voted for or against or withheld from voting in accordance with the instructions of the Shareholder, so long as such instructions are certain, on any ballot that may be called for. Where the proxy specifies a choice with respect to any matter to be voted upon, the shares to which the proxy pertains will be voted in accordance with the specification so made. If no choice is specified in the proxy, the persons designated in the accompanying form of proxy will vote for each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.

The form of proxy accompanying this Information Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. Management knows of no matter, to come before the Meeting, other than those referred to in the accompanying notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of the persons named therein will be voted on such matters in accordance with the best judgment of such persons.

REVOCABILITY OF PROXY

A Shareholder may revoke a proxy (a) by depositing an instrument in writing executed by him or by his attorney authorized in writing (i) at the registered office of the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or (b) in any other manner permitted by law. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders (as defined below) who wish to change their vote must, at least 7 days before the Meeting, arrange for their Intermediary (as defined below) to revoke the proxy on their behalf.

Revocation of proxies may also be done electronically. Shareholders who wish to revoke their proxies electronically are urged to contact Computershare Investor Services Inc. to determine the availability of and instructions for the use of this option.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the common shares of the Corporation (the “Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of the Meeting, this Information Circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the head office of the Corporation or Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Proxy Authorization Form”) which the Intermediary must follow. Typically, the Proxy Authorization Form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the Proxy Authorization Form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a Proxy Authorization Form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or Proxy Authorization Form is to be delivered.

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to “non objecting beneficial owners”. If the Corporation or its agent has sent these materials directly to you (instead of through a nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

NOTICE AND ACCESS

The Corporation is sending the Meeting Materials to beneficial shareholders using the “notice and access” provisions of National Instrument 54-101 – Communication with Beneficial Owners. Pursuant to such provisions, the Corporation provides beneficial shareholders with a notice on how they may access the Information Circular electronically instead of providing a paper copy. The Corporation is not sending the Meeting Materials to registered Shareholders using the “notice and access” provisions of National Instrument 51-102 – Continuous Disclosure Obligations.

APPROVAL OF RESOLUTIONS

The regulatory requirements affecting the matters proposed for approval at the Meeting may require different levels or kinds of Shareholder approval, including approval by ‘ordinary resolution’, ‘special resolution’ or ‘disinterested shareholder approval’. The following is an explanation of what these terms mean and how they apply to the voting which will occur at the Meeting.

1.	An ordinary resolution is one approved by a simple majority of the votes actually cast. This includes Shareholders voting in person or by proxy. All Shareholders are entitled to vote.

2.	A special resolution is one approved by not less than two-thirds of the votes actually cast. This includes Shareholders voting in person or by proxy. All Shareholders are entitled to vote.

3.

A resolution requiring disinterested shareholder approval may be either an ordinary or special resolution, as the circumstances dictate, but in either case will exclude all votes attaching to any shares held by persons with an interest in the subject matter of the resolution.

Each resolution will indicate what level or kind of shareholder approval is required.

VOTING SHARES AND RECORD DATE

The Corporation’s authorized capital consists of an unlimited number of Common Shares, preferred shares and series one (1) preferred shares. As of March 13, 2019 (the “Record Date”), the issued share capital of the Corporation consisted of 146,505,438 Common Shares with no preferred shares or series one (1) preferred shares issued. Each holder of Common Shares of record at the close of business on the Record Date is entitled to one vote for each Common Share then held on all matters to be acted upon at the Meeting.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and executive officers of the Corporation, as at March 18, 2019, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, other than:

		Percentage of Outstanding
Name	Number of Shares(1)	Shares on a fully diluted basis

Robert Hodgkinson	Shares and Incentive Stock Options exercisable into Common Shares – 20,185,241	13.03%

(1)

The information as to the class and number of voting securities beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation has been based solely upon public filings of HEC, (a company wholly-owned by Mr. Hodgkinson); and reports filed by Mr. Hodgkinson on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. Provided that the Debt Restructuring Resolution and the Conversion of Accrued Interest Resolution, as described in more detail under “Matters to be Acted Upon – Approval of the Restructuring of the Current Debt including Participation by an Insider of the Corporation and Approval of the Conversion of Accrued Interest including Participation of an Insider of the Corporation”, and assuming the issuance of no other common shares, Mr. Hodgkinson and HEC would own 39.12% of the then issued and outstanding shares on a partially diluted basis assuming the exercise of HEC’s conversion rights only.

FORWARD-LOOKING STATEMENTS

This Information Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include the Corporation’s ability to complete the proposed Debt Restructuring transaction and Conversion of Accrued Interest transaction, which are disclosed elsewhere in this Information Circular. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Information Circular.

The principal factors, assumptions and risks that we made or took into account in the preparation of the forward-looking statements in this Information Circular include, among other things, our ability to obtain the necessary shareholder and regulatory approvals for those proposals and the other factors described in this Information Circular and our annual information form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this Information Circular as intended, planned, anticipated, believed estimated or expected. You are cautioned not to place undue reliance on forward-looking information or statements.

MATTERS TO BE ACTED UPON

1.	Receipt of Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2018 and the report of the auditor’s thereon will be presented at the Meeting.

2.	Fixing the Number of Directors

The Corporation’s articles provide that the board of Directors (the “Board”) is to consist of a minimum of three Directors and a maximum number to be determined from time to time by ordinary resolution of the Corporation’s shareholders. The Board currently consists of six (6) individuals. The Board proposes to fix the number of our Directors at six (6).

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of directors at six (6).

The persons named in the accompanying form of proxy intend to vote for fixing the number of Directors at six (6).

3.	Election of Directors

The Corporation's Board presently consists of six (6) Directors. The term of office of each of the present Directors expires at the Meeting. At the Meeting, it is intended to fix the number of Directors at six (6) and to elect six (6) Directors for the ensuing year.

The persons named in the accompanying form of proxy intend to vote for the election, as Directors, of the nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as Directors but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless authority to vote in the election of Directors is withheld. Each Director elected will hold office until the next annual meeting of the Corporation or until their successors are appointed.

The names of and other information about the said nominees are as follows:

Name, Office and Place of Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Period of Service as a Director	No. of Common Shares Beneficially Owned, or controlled or directed, directly or indirectly, as at the date of the Information Circular (1)
Robert Hodgkinson(2) Chairman and Director British Columbia, Canada	Non-Executive Chairman of the Corporation. Served as Chief Executive Officer of the Corporation from May 18, 2004 until December 12, 2018.	May 18, 2004 - Present	19,885,241(6)
Sean Sullivan President, Chief Executive Officer and Director Wyoming, USA	President and Chief Executive Officer of the Corporation. Previously Co-Founder and CEO of Elkhorn Holdings (“Elkhorn”), a primarily mid- continent USA contractor in the gas plant construction, pipeline and US oilfield service industries. During his tenure at Elkhorn, annual revenue grew from US$10.0MM to US$453.0MM. Elkhorn’s sale to the Wood Group in 2016 was for a ROI of 165X on the original multi-million dollar investment.	December 12, 2018 – Present	9,000,000
Ronnie Bozzer(2) (3) (4) Director British Columbia, Canada	Mr. Bozzer's legal practice encompasses general commercial law, corporate finance, mergers & acquisitions, project finance and public private partnerships. His honours include receiving the highest peer review rating by Martindale Hubbell, and industry recognition in the fields of corporate law and banking law. Mr. Bozzer is the Chair of Advantage British Columbia (formerly known as the British Columbia International Finance Centre) as well as a director of numerous private corporations.	January 15, 2014 - Present	90,000
A. Ross Gorrell(3) (5) Director British Columbia, Canada	30 years’ experience in geological evaluations of resource properties in Canada. Dr. Gorrell has served as director, officer and controlling principal of many successful mining and oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director and President, CEO and Co-Chairman of Petromin Resources Ltd.	December 14, 2012 - Present	146,117
Stan Page (2) (4) (5) Director Texas, USA,	Over 38 years of experience in the US domestic oil and gas operations. From 1981 to 2001, Mr. Page was employed by AMOCO Production Company initially in field operations and finally as Plant Construction Manager in San Juan Operations. From 2001 to 2007 Mr. Page was employed by BP America in senior operating roles including Operations Centre Manager, East Texas Assets. From 2007 to 2016, Mr. Page was Senior Vice-President of US Operations for Quicksilver Resources Inc. From 2016 to present, Mr. Page was self-employed as a consultant in the US oil and gas industry.	August 30, 2017 to Present	239,600

Name, Office and Place of Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Period of Service as a Director	No. of Common Shares Beneficially Owned, or controlled or directed, directly or indirectly, as at the date of the Information Circular (1)
Edward Aabak(3) (4) (5) Director Colorado, USA	Mr. Aabak is a senior executive in the US oilfield services industry. He has over 35 years combined experience in both the “upstream” E&P sector and in the oilfield services sector. Currently, Mr. Aabak is the Managing Director of Flatiron Field Services LLC, an oilfield contractor based in Denver, Colorado.	December 12, 2018 to present	Nil

Notes:	(1)

The information as to place of residence, principal occupation and the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees themselves.

	(2)	Denotes member of the Corporation's Audit Committee. Robert Hodgkinson is the Chair of the Committee.
	(3)	Denotes member of the Corporation’s Governance and Nominating Committee. Ronnie Bozzer is the Chair of the Committee.
	(4)	Denotes member of the Corporation’s Compensation Committee. Stan Page is the Chair of the Committee.
	(5)	Denotes member of the Corporation’s Reserves Committee. A. Ross Gorrell is the Chair of the Committee.
	(6)	See note (1) on page 4 under “Principal Holders of Voting Shares” to refer to Mr. Hodgkinson’s holdings.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company.

To the knowledge of the Corporation, no proposed Director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.	Appointment of Auditors

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of BDO Canada LLP, as auditors of the Corporation, to hold office until the close of the next annual general meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board. BDO Canada LLP were first appointed auditors of the Corporation on August 20, 2010.

The persons named in the accompanying form of proxy intend to vote for the re-appointment of BDO Canada LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

5.	Approval of the Restructuring of the Current Debt including Participation of an Insider of the Corporation

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution requiring disinterested shareholder approval (the “Debt Restructuring Resolution”), approving (a) a restructuring of the $2,500,000 in secured debt with an interest rate of Canadian prime rate plus 1% per annum owing by the Corporation to HEC, a private company wholly-owned by the Non-Executive Chairman of the Board, Robert L. Hodgkinson, by way of an amendment of the existing documentation evidencing the debt; and (b) a restructuring of $1,000,000 in secured debt with an interest rate of 10% per annum owing by the Corporation to HEC by way of an amendment of the existing documentation evidencing the debt (collectively, the “Debt Restructuring”). A copy of the Debt Restructuring Resolution is attached as Schedule “A” to this Information Circular.

Background

The oil and gas industry has experienced extreme volatility in commodity prices and a downturn in the sector in Western Canada as a whole during the period from the third quarter of 2014 to the present. In particular, natural gas prices paid to B.C. producers like the Corporation have been depressed due to pipeline constraints preventing natural gas production from the NE B.C. oil and gas fields from reaching historical purchasers, principally in the NW part of the United States. As a result, the Corporation’s revenues have been reduced significantly and it has become increasingly difficult to finance the Corporation and its operations as a result of the turmoil in the credit markets for micro-oil and gas issuers. The Corporation does not have cash resources or access to new capital at present to service the current secured loans due to HEC in the normal course of business.

As the Corporation will be issuing greater than 25% of its issued and outstanding number of shares at the time of application with the TSX on February 5, 2019, on a non-diluted basis, security holder approval is required pursuant to Section 607(g)(i) of the TSX Company Manual. Furthermore, due to the participation of an insider of the Corporation (within the meaning of the TSX Company Manual), who will be acquiring greater than 10% of the current issued and outstanding number of shares, on a non-diluted basis, security holder approval is required pursuant to Section 607(g)(ii) of the TSX Company Manual.

Details of the Debt Restructuring

At the annual general and special shareholder meeting held on June 2, 2017, the Shareholders approved the conversion of $4,500,000 in secured debt owed by the Corporation to HEC into 58,441,558 Common Shares of the Corporation at Cdn$0.077 per share and the impact on control due to the participation of Robert Hodgkinson in the transaction. The Corporation now desires to restructure the terms of this debt in order to make the Corporation more attractive for outside investment. Upon approval by the Shareholders at this Meeting, $2,500,000 of the total $4,500,000 loan amount will be amended to incorporate the following change: amendment of the convertibility feature allowing the principal sum of $2,500,000 to be converted into Common Shares of the Corporation at an amended conversion price of Cdn$0.06 per share, which at the date of pricing was the market price at the time of application with the TSX on February 5, 2019 (the 5-day volume-weighted average price on the TSX) plus 12.3% premium. As a result of such amendment, an aggregate of 41,666,666 Common Shares, including an additional 9,199,134 Common Shares requiring the approval of Shareholders at this Meeting, will be made issuable to HEC. The remaining $2,000,000 in secured debt will remain unchanged, and shall be converted, at the option of HEC, into 25,974,026 Common Shares of the Corporation at the existing conversion price of Cdn$0.077 per share.

Additionally, the Corporation and HEC have agreed to amend the $1,000,000 in secured debt owed by the Corporation to HEC. Upon approval by the Shareholders at this Meeting, the $1,000,000 loan will be amended to incorporate the following change: inclusion of a convertibility feature allowing the $1,000,000 secured debt to be converted into Common Shares of the Corporation at Cdn$0.06 per share, which at the date of pricing was the market price at the time of application with the TSX on February 5, 2019 (the 5-day volume-weighted average price on the TSX) plus 12.3% premium. As a result of such amendment, 16,666,667 Common Shares will be made issuable to HEC.

Pursuant to the Debt Restructuring, an aggregate of 58,333,333 Common Shares will be issued, or made issuable, to HEC, representing 39.82% of the Corporation’s currently issued and outstanding Common Shares prior to the closing of the Debt Restructuring.

Upon closing of the Debt Restructuring and assuming the approval and completion of the transaction and full conversion of the remaining outstanding debt due HEC of $2,000,000 at Cdn$0.077 per share (as set out in detail in this Information Circular), Robert L. Hodgkinson and his related parties (including Lori Hodgkinson and HEC) will own directly or indirectly, or hold beneficial ownership or control over,

104,850,933 Shares, or 45.43% of the Corporation’s currently issued and outstanding Common Shares assuming Robert L. Hodgkinson fully exercises his conversion rights.

Exchange Approval

The Corporation has received conditional listing approval of the TSX in connection with the Debt Restructuring. In addition to the customary conditions of the TSX, the Debt Restructuring must be approved by a majority of the disinterested shareholders of the Corporation voting in person or represented by proxy at the Meeting, as described in greater detail under the heading below, “Disinterested Shareholder Approval for the Debt Restructuring”.

Disinterested Shareholder Approval for the Debt Restructuring

The Debt Restructuring triggers the requirement for shareholder approval pursuant to the TSX rules, excluding the votes attached to the Common Shares held by Robert Hodgkinson and his related parties (including Lori Hodgkinson and HEC) (“Disinterested Shareholder Approval for the Debt Restructuring”) under Sections 607(g)(i) and 607(g)(ii) of the TSX Company Manual, as the Debt Restructuring could result in the: (i) issuance of Common Shares that is greater than 25% of the number of Common Shares currently issued and outstanding; and (ii) issuance of Common Shares to insiders of the Corporation that is greater than 10% of the number of Common Shares currently issued and outstanding.

Accordingly, the votes attaching to the Common Shares beneficially owned or controlled by Robert L. Hodgkinson, Lori Hodgkinson, and HEC will be excluded. In total, 20,543,574 voting Shares are held by these insiders as at March 18, 2019 representing 14.02% of the currently issued and outstanding Common Shares. However, if the disinterested shareholders approve the Debt Restructuring Resolution and the $3,500,000 in total secured HEC debt is converted into Common Shares at Cdn$0.06 per share, the percentage held by this insider will increase to 38.51% . Finally, if HEC converts the remaining $2,000,000 in secured debt it owns to Common Shares at the existing conversion price of Cdn$0.077 per share, the percentage held by this insider will increase to 45.43% . These percentages are in tabular form, below.

	Number of Shares owned by Robert Hodgkinson, Lori Hodgkinson, and HEC	% of Total Number of Currently Issued and Outstanding Shares	Number of Currently Issued and Outstanding Shares
As at March 18, 2019	20,543,574	14.02%	146,505,438
Following conversion of $2,500,000 in secured debt due HEC into 32,467,532 common shares at the approved conversion price of $0.077/share (approved by the shareholders at June 2, 2017 Shareholder Meeting)	53,011,106	29.62%	178,972,970
Referring to the above, if the conversion price is amended to $0.06/share, an additional 9,199,134 common shares will be made issuable to HEC (requires ‘disinterested shareholders’ vote on April 29, 2019)	62,210,240	33.06%	188,172,104
Following conversion of $1,000,000 in secured debt due HEC into 16,666,667 common shares at the conversion price of $0.06/share (requires ‘disinterested shareholders’ vote on April 29, 2019)	78,876,907	38.51%	204,838,771
Following conversion of the remaining $2,000,000 in secured debt due HEC into 25,974,026 shares at the approved conversion price of $0.077/share (approved by the shareholders at June 2, 2017 Shareholder Meeting)	104,850,933	45.43%	230,812,797

Reason for Board Recommendation

The Board has unanimously (with Robert Hodgkinson abstaining) approved the Debt Restructuring, as more particularly described in this Information Circular. The Board’s approval of the Debt Restructuring and its recommendation to Shareholders was based upon careful consideration of, among other things:

  the Corporation has pursued various financing opportunities in the last 18 months and has been approached by third-parties to consider certain joint venture and other business proposals. Management and the independent Board believe that in order to take advantage of these opportunities, the Corporation needs to efficiently deal with its balance sheet liabilities;

  the Corporation has had limited access to the capital required to fund its operations and requires all available sources of capital to repay debt and initiate certain development opportunities at its Woodrush operations north of Ft. St. John, British Columbia, and all other matters deemed relevant by the Board.

Board Recommendation

Our Board unanimously recommends (with Robert Hodgkinson abstaining) that the shareholders vote FOR the Debt Restructuring Resolution. The persons named in the accompanying form of proxy intend to vote for the Debt Restructuring Resolution.

6.	Approval of the Conversion of Accrued Interest including Participation of an Insider of the Corporation

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution requiring disinterested shareholder approval (the “Conversion of Accrued Interest Resolution”), approving (a) ) a conversion of $123,483 in accrued interest owing by the Corporation to HEC into Common Shares of the Corporation at Cdn$0.06 per share; and (b) a conversion of $37,973 in accrued interest owing by the Corporation to Hodgkinson Ventures Inc. (“HVI”) into Common Shares of the Corporation at Cdn$0.06 per share, which at the date of pricing was the current market price (the 5-day volume-weighted average price on the TSX) after a 38.0% discount. Following the approval, 2,058,048 Common Shares will be made issuable to HEC and 632,883 Common Shares will be made issuable to HVI. A copy of the Debt Restructuring and Conversion of Accrued Interest Resolution is attached as Schedule “B” to this Information Circular.

Exchange Approval

The Corporation has received conditional listing approval of the TSX in connection with the Conversion of Accrued Interest Resolution. In addition to the customary conditions of the TSX, the Conversion of Accrued Interest Resolution must be approved by a majority of the disinterested shareholders of the Corporation voting in person or represented by proxy at the Meeting, as described in greater detail under the heading below, “Disinterested Shareholder Approval for the Conversion of Accrued Interest”.

Disinterested Shareholder Approval for the Conversion of Accrued Interest

The Conversion of Accrued Interest triggers the requirement for Shareholder approval pursuant to the TSX rules, excluding Robert Hodgkinson and his associates and affiliates participating in the Conversion of Accrued Interest Resolution under Section 607(e) of the TSX Company Manual, as the conversion price of Cdn$0.06 per share is beyond permitted discount per TSX rules.

If the disinterested shareholders approve the Conversion of Accrued Interest Resolution and the $161,456 in total accrued interest will be converted into 2,690,933 Common Shares at Cdn$0.06 per share, representing 1.84% of the Corporation’s currently issued and outstanding Common shares.

Reason for Board Recommendation

The Board has unanimously (with Robert L. Hodgkinson abstaining) approved the Conversion of Accrued Interest Resolution, as more particularly described in this Information Circular. The Board’s approval of the Conversion of Accrued Interest Resolution and its recommendation to Shareholders was based upon careful consideration of, among other things:

  the Corporation has pursued various financing opportunities in the last 18 months and has been approached by third-parties to consider certain joint venture and other business proposals. Management and the independent Board believe that in order to take advantage of these opportunities, the Corporation needs to efficiently deal with its balance sheet liabilities;

  the Corporation has had limited access to the capital required to fund its operations and requires the proceeds of the Private Placement to repay debt and initiate certain development opportunities at its Woodrush operations north of Ft. St. John, British Columbia, and all other matters deemed relevant by the Board.

Board Recommendation

Our Board unanimously recommends (with Robert L. Hodgkinson abstaining) that the shareholders vote FOR the Conversion of Accrued Interest Resolution. The persons named in the accompanying form of proxy intend to vote for the Conversion of Accrued Interest Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

	(a)	Compensation Committee

The Corporation has a Compensation Committee composed of three Directors: Ronnie Bozzer, Edward Aabak, and Stan Page.

	(b)	Role of the Compensation Committee

The Compensation Committee exercises general responsibility regarding overall executive compensation. The Board approves compensation for executive officers of the Corporation party to a contract with the Corporation after considering the recommendations of the Compensation Committee. Each of the members of the Compensation Committee has extensive experience in management and compensation procedures.

The members of the Compensation Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Corporation’s Compensation Committee Charter can be found on the Corporation’s website at www.dxienergy.com under “Investors/Corporate Governance”.

	(c)	Compensation Discussion

(i)	Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee has considered the implications of the risks associated with the Corporation’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are based on qualitative measures and are at the full discretion of the Board upon the recommendations of the Compensation Committee.

(ii)	Basis of Compensation for Chief Financial Officer (“CFO”)

The Corporation has but one senior officer under contract. The Corporation compensates its CFO through a combination of base compensation, bonuses and stock options. The base compensation provides an immediate cash incentive for the executive officers. Bonuses encourage and reward exceptional performance over the financial year. Stock options ensure that the executive officers are motivated to achieve long term growth of the Corporation and continuing increases in shareholder value. In terms of relative emphasis, the Corporation places more importance on stock options as long-term incentives. Bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year. Each of these means of compensation is briefly reviewed in the following sections.

(iii)	Base Compensation

Base compensation for the CFO is set by the Compensation Committee and approved by the Board on the basis of the CFO’s responsibilities, experience and past performance. The Corporation’s philosophy is that the CFO is provided a base compensation competitive among companies considered to be a peer group to the Corporation. In 2008, the Corporation hired an external compensation consultant to review the Corporation’s compensation for senior officers. Companies selected for inclusion in this peer group are publicly traded, junior oil and gas exploration companies of a similar size to the Corporation with operations considered to be analogous to those of the Corporation. Compensation information for this peer group was collected from public disclosure for the year of 2008, and adjusted using average salary increases derived from industry surveys to provide a benchmark for 2018 compensation. Additionally, in making such an assessment, the Board considers the objectives set forth in the Corporation’s business plan and the performance of executive officers and employees in executing the plan in combination with the overall result of the activities undertaken.

In 2018, a peer group of comparable publicly-traded oil and gas companies with a similar market capitalization as the Corporation is comprised as follows:

Bengal Energy Ltd.	Perpetual Energy Inc.
Cequence Energy Ltd.	Petrus Resources Ltd.
Condor Petroleum Inc.	TAG Oil Ltd.
Granite Oil Corp.	Touchstone Exploration Inc.

(iv)	Bonuses

There are two components of the Corporation’s bonus program. An annual bonus may be paid for each fiscal year based on the Board’s assessment of the Corporation's general performance and the relative contribution of the Chief Financial Officer, to that performance. In addition, there is a non-discretionary portion which may be paid for each fiscal year if the Corporation reaches a certain shareholder return percentage based on the Corporation’s stock price performance over a period of time.

(v)	Stock Options

The Corporation provides long term incentive compensation to its executive officers through its Stock Option Plan, which is considered an integral part of the Corporation’s compensation program.

Upon the recommendation of management and approval by the Compensation Committee and the Board, stock options are granted under the Corporation’s Stock Option Plan, to new Directors, officers and key employees, usually upon their commencement of employment with the Corporation. Upon the recommendation of Compensation Committee, the Board approves the granting of additional stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Corporation, its current stage of development, the need to retain or attract key technical and managerial personnel in a competitive industry environment, the number of stock options already outstanding, overall market conditions, and the individual’s level of responsibility and performance within the Corporation.

The Board views the granting of stock options as a means of promoting the success of the Corporation and creating and enhancing returns to its Shareholders. As such, the Board does not grant stock options in excessively dilutive numbers. Total options outstanding are presently limited to 10% of the total number of shares outstanding under the rules of the TSX. Grant sizes are, therefore, determined by various factors including the number of eligible individuals currently under the option plan and future hiring plans of the Corporation. See “Information Concerning the Corporation’s Stock Option Plan” below for further details.

Options Granted to CFO

On August 29, 2017, the Board passed a Resolution awarding the Chief Financial Officer with an Incentive Stock Option which entitles the CFO to receive grants of Options such that at any time, the cumulative number of Options under grant to the CFO will equal 3% of the number of Issued and Outstanding Shares. As at March 13, 2019 there are 146,505,438 shares issued and outstanding and the CFO is entitled to Options amounting to 4,395,163 shares. The CFO has 3,900,000 Shares under Option.

The Board did not grant any stock options to the Named Executive Officers in 2018.

Further details regarding the stock option plan are provided under the heading “Statement of Executive Compensation – Incentive Stock Option Plan”.

2.	Summary Compensation Table

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2016, December 31, 2017 and December 31, 2018 in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2018 and the other three most highly compensated executive officers of the Corporation as at December 31, 2018 whose individual total salary, consulting fees and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and principal position	Year	Salary and Consulting Fees ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans ($)
Sean Sullivan, President and Chief Executive Officer (1)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Hodgkinson, Chief Executive Officer (2)	2018 2017 2016	Nil Nil 240,600	Nil Nil Nil	Nil Nil 17,017	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 257,617
David Matheson, Chief Financial Officer	2018 2017 2016	200,000(3) 200,000(4) 200,000	Nil Nil Nil	Nil Nil 22,689	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 200,000 222,689

Notes:	(1)	Mr. Sullivan was appointed as Director, President and Chief Executive Officer on December 12, 2018.
	(2)	Mr. Hodgkinson resigned as Chief Executive Officer on December 12, 2018 and ceased to be an executive officer of the Corporation on the date of his resignation.
	(3)	Includes an unpaid amount of $98,000 payable by the Corporation to Mr. Matheson at December 31, 2018.
	(4)	Includes an unpaid amount of $49,000 payable by the Corporation to Mr. Matheson at December 31, 2017.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2018:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sean Sullivan	Nil	Nil	Nil	Nil	Nil	Nil
Robert Hodgkinson	300,000	0.16	June 5, 2021	Nil	Nil	Nil
David Matheson	400,000	0.16	June 5, 2021	Nil	Nil	Nil

Notes:	(1)

The value of unexercised in-the-money stock options has been determined by subtracting the exercise price at which Common Shares may be acquired pursuant to the exercise of the options from the closing price of the Common Shares on the TSX of $0.04 on December 31, 2018.

(2)

The exercise price of stock options is determined by the Board but shall in no event be less than the trading price of the Common Shares of the Corporation on the TSX at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX or such other price as may be agreed to by the Corporation and approved by the TSX.

Value Vested or Earned During 2018 Fiscal Year

The following table outlines the value of incentive plan awards vested or earned by the Named Executive Officers during the fiscal year ended December 31, 2018:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Sean Sullivan	Nil	Nil	Nil
Robert Hodgkinson	Nil	Nil	Nil
David Matheson	Nil	Nil	Nil

Termination and Change of Control Benefits

The table below reflects amounts that would have been payable to each Named Executive Officers if their agreements had been terminated on December 31, 2018 either (i) without cause or (ii) following a change of control.

Name	Termination of Contract, other than for termination with cause Severance ($)	Termination of Contract, in the event of a change of control Severance ($)
Sean Sullivan	Nil	Nil
David Matheson (1)	200,000	400,000

Note 1:

If Mr. Matheson’s agreement is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 and 24 months of base salary respectively. Per Mr. Matheson’s employment agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.

Compensation of Directors

The Corporation has compensation agreements for its Directors who are not executive officers. Under the agreements, Directors receive $2,500 per meeting for the first 4 meetings each year, and $1,500 for each meeting thereafter. The Board may award special remuneration to any Director undertaking any special services on behalf of the Corporation other than services ordinarily required of a Director. Pursuant to an amendment to the agreements approved by the Board, effective January 1, 2010, the Directors now receive $1,000 per quarter plus $500 for each meeting.

During the most recently completed financial year ended December 31, 2018, the cash compensation and stock options granted to the Directors who are not Named Executive Officers, for being a member of the Board, were as follows:

Name	Meeting Attendance Fees ($)	Share- Based Awards ($)	Option- Based Awards ($) (1)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Craig Sturrock (2)	7,000(3)	Nil	Nil	Nil	Nil	Nil	7,000
A. Ross Gorrell	5,500(3)	Nil	Nil	Nil	Nil	Nil	5,500
Ronnie Bozzer	8,500(3)	Nil	Nil	Nil	Nil	Nil	8,500
Stan Page	8,500(3)	Nil	Nil	Nil	Nil	Nil	8,500

Note 1:

Calculated as of the grant date using the Black-Scholes option pricing model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options. The weighted average assumptions used by the Corporation were (i) an expected life of 1.46 years; (ii) volatility of 100.59%; and (iii) risk-free rate of 1.80%.

Note 2:	Mr. Sturrock resigned from the Board on December 12, 2018. He ceased to be a director of the Corporation effective that date.
Note 3:	Included in accounts payable and accrued liabilities at December 31, 2018.

(a)	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the share-based and option-based awards outstanding on December 31, 2018:

Name	Number of securities underlying unexercised options (#)	Option-based Awards (1) (2)			Share-based Awards
		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Craig Sturrock (3)	400,000	0.09	December 30, 2020	Nil	Nil	Nil
Craig Sturrock (3)	200,000	0.16	June 5, 2021	Nil	Nil	Nil
A. Ross Gorrell	450,000	0.09	December 30, 2020	Nil	Nil	Nil
A. Ross Gorrell	150,000	0.16	June 5, 2021	Nil	Nil	Nil
Ronnie Bozzer	400,000	0.09	December 30, 2020	Nil	Nil	Nil
Ronnie Bozzer	200,000	0.16	June 5, 2021	Nil	Nil	Nil
Stan Page	600,000	0.09	December 30, 2020	Nil	Nil	Nil

Note 1:

The value of unexercised in-the-money stock options has been determined by subtracting the exercise price at which Common Shares may be acquired pursuant to the exercise of the options from the closing price of the Common Shares on the TSX of $0.04 on December 31, 2018.

Note 2:

The exercise price of stock options is determined by the Board, but shall in no event be less than the trading price of the Common Shares of the Corporation on the TSX at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX or such other price as may be agreed to by the Corporation and approved by the TSX.

Note 3:	Mr. Sturrock resigned from the Board on December 12, 2018. He ceased to be a director of the Corporation effective that date.

(b)	Value Vested or Earned During 2018 Fiscal Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2018:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Craig Sturrock (1) A. Ross Gorrell Ronnie Bozzer Stan Page	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Note 1:	Mr. Sturrock resigned from the Board on December 12, 2018. He ceased to be a director of the Corporation effective that date.

3.	Incentive Stock Option Plan

The Board implemented a new stock option plan on September 18, 2009 (the “Option Plan”) effective December 17, 2009 and amended on January 6, 2012, July 15, 2015 and June 20, 2018, which was approved by the TSX, to replace the 2006 Plan. The Option Plan is a 10% “rolling” plan pursuant to which the number of Common Shares reserved for issuance is 10% of the Corporation’s issued and outstanding Common Shares as constituted on the date of any grant of options under the Option Plan.

Key terms of the Option Plan are summarized as follows:

  The Option Plan is administered by the Board of Directors or, if the Directors so determine, by a committee of the Directors authorized to administer the Option Plan (the “Committee”).

  Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

  The number of shares issuable to insiders of the Corporation at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares.

  The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the
  Corporation’s issued and outstanding shares as at the end of such one year period.

  Subject to the limitation applicable to insiders of the Corporation and the limit on the maximum number of options available for issuance under the Option Plan, there is no restriction on the number of options that can be granted to any one person.

  The Board or, if applicable, the Committee will have the authority to determine the exercise price of the options granted under the Option Plan provided that the exercise price must be not less than the market price on the TSX at the time of grant of the options (being the last closing price per Share on the trading day immediately preceding the day the options are granted).

  The Option Plan does not contain provisions allowing for the transform of a stock option into a stock appreciation right.

  Vesting of options will be at the discretion of the Board or, if applicable, the Committee.

  The maximum term of options granted under the Option Plan will be 10 years from the date of grant. The Option Plan provides that the expiry date of options shall be the later of the date set by the Board or the Committee as the last date on which an option may be exercised and, if such date falls during or within five (5) trading days after the end of a “Black-Out Period” (as defined below), the date that is ten (10) trading days following the date on which such Black-Out Period ends (the “Extension Period”); provided that if an additional Black-Out Period is subsequently imposed during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Black-Out Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Black-Out Period. For these purposes, a “Black-Out Period” means a period of time during which, pursuant to the policies of the Corporation, trading in Common Shares or options of the Corporation is prohibited or restricted (except where such prohibition or restriction is the result of a cease trade order, or equivalent, imposed by a securities commission or other applicable regulatory authority).

  If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

  If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or six months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than six months after the optionee ceases to be eligible to receive options.

  If an optionee dies, any options held by such optionee at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of one year after the date of death of the optionee or prior to the expiry date in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of death of such optionee.

  Options granted under the Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

  The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under, or otherwise governed by, the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;
  provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder (or options otherwise governed thereby) will be subject to the approval of the shareholders.

  The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of Common Shares upon the exercise of options.

  The Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Corporation including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

  The Option Plan has as an addendum a sub-plan (the “US Sub-Plan”) that is applicable only to those persons entitled to receive options under the Option Plan that are resident in the United States. The purpose of the US Sub-Plan is to ensure that options granted to such persons are made in compliance with the US tax law as an Incentive Stock Option Plan (ISO).

  The Corporation’s annual burn rate under the DXI’s Option Plan was 8.08% in 2016, N/A in 2017 and 1.79% in 2018. The burn rate is calculated by dividing the number of DXI Options granted under the DXI Option Plan during the year by the weighted average number of DXI Shares outstanding for the year.

4.	Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2013 to December 31, 2018 (the Corporation’s most recent financial year end).

Year End	2013	2014	2015	2016	2017	2018
	$	$	$	$	$	$
Common Shares	100.00	140.00	29.33	13.33	13.33	5.33
S&P/TSX Composite Index	100.00	107.42	95.51	112.23	119.00	105.15

The trend in overall compensation paid to the Named Executive Officers over the past five years has not directly correlated with increases or decreases of either the market price of the Common Shares or the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,850,000 options	$0.13	5,510,608 options
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,850,000 options	$0.13	5,510,608 options

The number of securities remaining available for future issuance is equal to the maximum aggregate number of Common Shares that are issuable under the Option Plan minus the number of securities to be issued upon exercise of outstanding options. The maximum aggregate number of Common Shares that are issuable under the Option Plan is equal to 10% of the number of issued and outstanding Common Shares.

Information Concerning the Corporation’s Stock Option Plan

Detailed information relating to the Option Plan is provided above under the heading “Incentive Stock Option Plan”.

  As at March 13, 2019, an aggregate of up to 6,300,543 were issued or issuable under the Option Plan, being a number of options equal to 10% of the Corporation’s issued and outstanding Common Shares on such date.

  As of March 13, 2019 an aggregate of 8,350,000 options were outstanding under the Option Plan, being a number of options equal to 5.7% of the Corporation’s issued and outstanding Common Shares at that date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, particularly with respect to Mr. Hodgkinson’s interest in the Debt Conversion, none of the Directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation at any time since January 1, 2019 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters scheduled to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the Directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Corporation's most recently completed financial year that has materially affected or would or could materially affect the Corporation and any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree other than by the Directors or executive officers of the Corporation or its subsidiaries either personally or by way of their individual corporations.

AUDIT COMMITTEE INFORMATION

Shareholders are directed to Schedule “D” to this information circular for the audit committee disclosure required by section 5.1 of National Instrument 52-110 – Audit Committees.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the committees are set out below.

National Policy 58-201 (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. NP 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Corporation's Board is expected to consist of six Directors post-Meeting, five of whom are independent based upon the tests for independence set forth in National Instrument 52-110. Messrs. Hodgkinson, Bozzer, Gorrell, Page and Aabak are independent. Mr. Sullivan, who is also the President and Chief Executive Officer of the Corporation, is not an independent Director.

The role of the Chairman is to enhance Board effectiveness by ensuring that the responsibilities of the Board are understood by the Board and management, ensuring the Board has adequate resources to support its decision-making requirements, and ensuring there is a process in place for monitoring legislation and best practices and to assess the effectiveness of the Board on a regular basis. The Chairman presides at meetings of the Board and the Shareholders of the Corporation, provides leadership to the Board and assists the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation, and communicates with the Board to keep it current on all material developments. The Chairman also ensures that the independent Directors have adequate opportunities to meet to discuss issues without management present and communicates to management as appropriate the results of private discussions among independent Directors. The independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. Since the beginning of the Corporation’s most recently completed fiscal year ended December 31, 2018, the independent Directors have held 4 such meetings.

The Governance and Nominating Committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Corporation's affairs in the absence of management.

The attendance record of each Director at Board meetings since the beginning of the Corporation’s most recently completed fiscal year ended December 31, 2018 is as follows:

Name	Number of Meetings Attended
Robert Hodgkinson	4 out of 4
Sean Sullivan (1)	0 out of 4
Craig Sturrock (2)	4 out of 4
A. Ross Gorrell	2 out of 4
Ronnie Bozzer	4 out of 4
Stan Page	4 out of 4
Edward Aabak (1)	0 out of 4

Note 1:	Mr. Sullivan and Mr. Aabak were appointed as director on December 12, 2018. The 4 meetings held during the fiscal year ended December 31, 2018 were prior to December 12, 2018.
Note 2:	Mr. Sturrock resigned from the Board on December 12, 2018. He ceased to be a director of the Corporation effective that date.

Board Mandate

The mandate of the Board, as stated in Corporation’s Articles and subject to the Business Corporations Act

(British Columbia) (“BCBCA”), is to manage or supervise the management of the business and affairs of the Corporation. The Board has the authority to exercise all such powers of the Corporation as are not, by the BCBCA or by the Corporation’s articles, required to be exercised by the shareholders of the Corporation.

Position Descriptions

The Board Chair is responsible to the Board for annually proposing the leadership and membership of each committee. The Corporation has formed four committees – the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Reserves Committee.

The Chairman of the Audit Committee is responsible for presiding at meetings of the Audit Committee and for investigating any complaints made against the Corporation through the whistleblower policy. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board.

The Chairman of the Compensation Committee is responsible for leading the committee in overseeing the management’s formulation of human resources and compensation policies and procedures of the Corporation.

The Chairman of the Governance and Nominating Committee is responsible for developing and maintaining a set of corporate governance principles and guidelines applicable to the Corporation and review and approve the Corporation’s annual disclosure of corporate governance compliance.

The Chairman of the Reserves Committee is responsible for managing the affairs of the committee, working with the officers of the Corporation regarding its reserves and communicating with the Corporation’s independent petroleum consultants.

The Board has developed a written position description for the Chief Executive Officer.

Management Supervision by Board

The size of the Corporation is such that all the Corporation’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent Directors on an informal basis as the independent Directors are actively and regularly involved in reviewing and supervising the operations of the Corporation and have regular and full access to management. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present.

Further supervision is performed through the Audit Committee which is composed of a majority of independent Directors who can meet with the Corporation's auditors without management being in attendance. The independent Directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under “Election of Directors” in this Information Circular.

The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Robert Hodgkinson	N/A
Sean Sullivan	N//A
A. Ross Gorrell	Petromin Resources Ltd.
Ronnie Bozzer	N/A
Stan Page	QuickSilver Resources Inc.
Edward Aabak	N/A

Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Corporation's corporate governance policies;

2.	access to recent, publicly filed documents of the Corporation;

3.	access to management; and

4.	summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s operations.

Board members have full access to the Corporation's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders.

The Board has adopted a written Code of Conduct (the “Code”) for its Directors, officers and employees. The Code was filed in the Corporation's SEDAR profile at www.sedar.com on April 18, 2007. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or management. No material change reports have been filed by the Corporation since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Board Member’s Nomination Process

(a)	Identification Process

New Board Members are identified by either the Governance and Nominating Committee (“Committee”) or by a majority of the Board’s independent Directors. The Committee is responsible for identifying, assessing, making recommendations as to candidates for election to the Board with a view to the independence and expertise required for effective governance and compliance with the applicable regulatory requirements. The Committee shall consist of no fewer than three members, each of whom shall be appointed and removed by the Board.

(b)	Independence of Governance and Nominating Committee

The Governance and Nominating Committee, which is responsible for the nomination of board members, is composed entirely of independent directors.

In lieu of a Committee, the Board will act to carry out the process and actions of nomination by the Board acting as the Committee. The majority of the Board’s independent Directors must approve these actions. In the case that the Board is acting as the Committee, all references hereinafter to the Committee shall refer to the Board acting as the Committee.

(c)	Responsibilities, Powers and Operation of the Governance and Nominating Committee

The Committee shall have the responsibility to develop and recommend criteria for the selection of new Directors to the Board, including but not limited to diversity, age, skills, experience and time availability (including the number of other boards he or she sits on in the context of the needs of the Board and the Corporation). The Committee shall have the power to apply such criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by all the applicable laws and regulatory requirements and the underlying purpose and intent thereof in connection with such identification process.

When vacancies occur or otherwise at the direction of the Board, the Committee shall actively seek individuals whom it determines meet such criteria and standards for recommendation to the Board. The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms, at the Corporation’s expense.

The Committee shall select and recommend, on an annual basis, nominees for election as Directors for the next annual meeting of Shareholders and it may form and delegate authority to subcommittees or members when appropriate. The Committee shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of Corporation, whom such member believes to be reliable and competent in the matters presented, and (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Expectations of Management

The Board expects management to operate the business of the Corporation in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Corporation’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors and each of its Committees. To assist in its review, the Board conducts informal surveys of its Directors on their assessment of the functioning of the Board and reports from each Committee respecting its own effectiveness. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Diversity

The Corporation has not adopted a written policy relating to “diversity”, whether with respect to the identification and nomination of women as members of the Board or as executive officers. As at April 18, 2017, there were no female Board members or executive officers. The Corporation has not set specific gender representation targets for Directors, as the Governance and Nominating Committee instead recommends Board nominations based on qualifications, regardless of gender. Similarly, the Corporation has not set specific gender representation targets for executive officers, preferring to make such appointments based solely on merit. The Corporation values diversity and is committed to providing equal opportunity in all aspects of the Corporation.

Other Board Committees

In addition to the committees set out above, the board of directors has established a reserves committee, to assist the Board in monitoring the integrity of the oil and gas reserves of the Corporation, compliance by the Corporation with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Corporation's independent reserve evaluators, and the performance of the

Corporation’s procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, A. Ross Gorrell, Stan Page and Edward Aabak.

The charter for the reserves committee includes the following responsibilities:

  reporting committee actions to the Board with such recommendations as the committee may deem appropriate,

  providing a report of management and Directors on oil and gas disclosure for the Corporation's annual information form as prescribed in Form 51-101F3 of National Instrument 51-101,

  annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators,

  ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Corporation’s information,

  ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Corporation’s oil and gas reserves statements, and reviewing process and results in relation to the completion of the reserve evaluations.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) attached hereto as Schedule “C” providing for majority voting in director elections at any meeting where an “uncontested election” of directors is held. An “uncontested election” means an election where the number of nominees for election as directors is equal to the number of directors to be elected.

Pursuant to the Majority Voting Policy, the forms of proxy circulated in connection with a meeting of Shareholders at which an election of directors is conducted will provide Shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of that nominee, the director nominee is required to immediately tender his or her resignation to the Chair of the Board. Following receipt of a resignation, the Nominating and Corporate Governance Committee will consider whether or not to accept the offer of resignation and will recommend to the Board whether or not to accept it. The Nominating and Corporate Governance Committee will be expected to recommend that the Board accept the resignation unless the committee determines there are exceptional circumstances that will warrant the continued service of the resigning director. Within 90 days following the applicable meeting of Shareholders, the Board is required to make its decision on the Nominating and Corporate Governance Committee’s recommendation. The Board is expected to accept the resignation of the resigning director unless the Board determines there are exceptional circumstances that warrant the continued service of the resigning director. The Board is required to promptly publicly disclose its decision, including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the board of directors may, in accordance with the Corporation’s bylaws and the Business Corporations Act (British Columbia) a new director to fill the vacancy created by the resignation, reduce the size of the board of directors, leave the vacancy open, call a special meeting to fill the vacancy, or any combination of the foregoing. A resigning director is not permitted to participate in any deliberation of the Governance and Nominating Committee or the board of directors at which his or her resignation is to be considered. In the event that any director who received a greater number of proxy votes withheld than votes in favour of such director’s election does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be nominated by the board directors. appoint

Directors’ and Officers’ Liability Insurance

The Corporation maintains a policy of insurance for the Directors and officers, as applicable, of the Corporation. The aggregate limit of liability applicable to all insured Directors and officers under the policy is $1.0 million inclusive of defence costs. Under the policy, the Corporation has reimbursement coverage to the extent that it has indemnified the insured Directors and officers in excess of a deductible of $50,000 for each loss. The annual premium for 2019 is $18,000, which is paid by the Corporation.

GENERAL

On any ballot that may be called for with respect to the matters described in the notice calling the Meeting, the shares represented by each properly executed proxy appointing one of the persons named by management in the accompanying form of proxy will be voted in the fixing of the number of Directors, the election of the named Directors, the appointment of auditors and the fixing of their remuneration, and the approval of the share consolidation unless the specifications in the proxy direct the shares to be withheld from voting.

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of the Meeting and other matters that may properly come before the Meeting. The management of the Corporation presently knows of no such amendments, variations or other matters to come before the Meeting.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the transfer agent and registrar for the Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 520-999 Canada Place, Vancouver, BC V6C 3E1 to request copies of the Corporation’s annual information form, financial statements and Management’s Discussion and Analysis (“MD&A”).

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Information Circular and the sending of same to each Director and Shareholder of the Corporation and to the auditors of the Corporation has been approved by the Directors of the Corporation.

DATED at Vancouver, British Columbia, this 19th day of March, 2019.

“Sean Sullivan”
Sean Sullivan
President, Chief Executive Officer and Director

SCHEDULE “A”

DEBT RESTRUCTURING RESOLUTION

Capitalized terms used, but not otherwise defined, herein have the meanings given to them in the management information circular of DXI Energy Inc. (the “Corporation”) dated March 19, 2019.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION REQUIRING DISINTERESTED SHAREHOLDER APPROVAL THAT (Robert Hodgkinson and his associates and affiliates are excluded from the vote):

1)

The amendment of the existing loans of the Corporation in the aggregate principal amount of Cdn$3,500,000 owed to Hodgkinson Equities Corp. be converted into common shares of the Corporation, on such terms as are more particularly described in the management information circular of the Corporation dated March 13, 2019, be and is hereby authorized and approved;

2)

Any one director or officer of the Corporation is hereby authorized, for an on behalf of the Corporation, to execute and deliver all such further agreements, documents and instruments and to do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination; and

3)

Notwithstanding the foregoing, the Board of Directors of the Corporation is hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Corporation, to revoke this ordinary resolution at any time before completing such amendment and restatement and, without limiting the generality of the foregoing, this ordinary resolution will be revoked if the Corporation does not obtain the approval of the Toronto Stock Exchange to the proposed amendment and restatement.”

A - 1

SCHEDULE “B”

CONVERSION OF ACCRUED INTEREST RESOLUTION

Capitalized terms used, but not otherwise defined, herein have the meanings given to them in the management information circular of DXI Energy Inc. (the “Corporation”) dated March 19, 2019.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION REQUIRING DISINTERESTED SHAREHOLDER APPROVAL THAT (Robert Hodgkinson and his associates and affiliates are excluded from the vote):

1)

The conversion of $123,483 in accrued interest owing by the Corporation to Hodgkinson Equities Corporation into 2,058,048 common shares of the Corporation at Cdn$0.06 per share, on such terms as are more particularly described in the management information circular of the Corporation dated March 13, 2019, be and is hereby authorized and approved;

2)

The conversion of $37,973 in accrued interest owing by the Corporation to Hodgkinson Ventures Inc. into 632,883 common shares of the Corporation at Cdn$0.06 per share, on such terms as are more particularly described in the management information circular of the Corporation dated March 13, 2019, be and is hereby authorized and approved;

3)

Any one director or officer of the Corporation is hereby authorized, for an on behalf of the Corporation, to execute and deliver all such further agreements, documents and instruments and to do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination; and

4)

Notwithstanding the foregoing, the Board of Directors of the Corporation is hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Corporation, to revoke this ordinary resolution at any time before completing such amendment and restatement and, without limiting the generality of the foregoing, this ordinary resolution will be revoked if the Corporation does not obtain the approval of the Toronto Stock Exchange to the proposed amendment and restatement.”

B - 1

SCHEDULE “C”

MAJORITY VOTING POLICY

The Board of Directors is committed to fulfilling its responsibility for the stewardship of DXI Energy Inc. (the “Corporation”) and the enhancement of shareholder value, and believes that each member of the Board of Directors should carry the confidence and support of the Corporation’s shareholders. The Board of Directors has, in light of best practice standards in Canada, unanimously adopted this statement of policy providing for majority voting in director elections at any meeting of the Corporation’s shareholders where an “uncontested election” of directors is held. For the purposes of this policy, an “uncontested election” of directors of the Corporation means an election where the number of nominees for directors is equal to the number of directors to be elected. An “uncontested election” shall not include an election of directors where the directors determine that there is in effect a contest for the election of the directors.

The forms of proxy circulated in connection with a meeting of the Corporation’s shareholders at which an uncontested election of directors is to be conducted provides the Corporation’s shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee, the director nominee shall be required to promptly submit his or her resignation to the Chair of the Board of Directors following the applicable meeting of the Corporation’s shareholders.

Following receipt of a resignation submitted pursuant to this policy, the Nominating and Governance Committee of the Corporation (the “Governance Committee”) shall consider whether or not to accept the offer of resignation and shall recommend to the Board of Directors whether or not to accept it. With the exception of exceptional circumstances that would warrant the continued service of the applicable director on the Board of Directors, the Board of Directors shall accept the resignation.

Within 90 days following the applicable meeting of the Corporation’s shareholders, the Board of Directors shall make its decision, on the Governance Committee’s recommendation. Following the Board of Directors’ decision on the resignation, the Board of Directors shall promptly disclose, via press release (a copy of which shall be provided to the Toronto Stock Exchange), their decision whether to accept the Director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the Board of Directors may in accordance with the provisions of the Corporation’s articles and the Business Corporations Act (British Columbia), as may be amended and/or supplemented from time to time, appoint a new director to fill any vacancy created by the resignation, reduce the size of the Board of Directors, leave any vacancy open until the next annual general meeting of the shareholders of the Corporation, call a special meeting of shareholders at which there will be presented nominees to fill any vacancies, or any combination of the above.

A Director who tenders his or her resignation pursuant to this majority voting policy shall not be permitted to participate in any deliberations or vote of the Governance Committee and/or the Board of Directors at which his or her resignation is to be considered.

In the event that a sufficient number of the Governance Committee members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the Governance Committee no longer has a quorum, then such members of the Governance Committee receiving a majority withheld vote shall not be permitted to participate in any deliberations or vote at the meeting of the Governance Committee at which his or her resignation is to be considered, however he or she shall be counted for the purpose of determining whether the Governance Committee has quorum. If all the members of the Governance Committee received a greater number of proxy votes withheld than the votes for each member in the same election, then the Board of Directors shall consider whether or not to accept the offer(s) of resignation without a recommendation from the Governance Committee.

C - 1

In the event that a sufficient number of the Board of Director members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the Board of Directors no longer has a quorum, then such Directors receiving a majority withheld vote shall not be permitted to participate in any deliberations or vote at the meeting of the Board of Directors at which his or her resignation is to be considered, however he or she shall be counted for the purpose of determining whether the Board of Directors has quorum. Notwithstanding the above, if all of the members of the Board of Directors received a greater number of proxy votes withheld than the votes for each member in the same election, then the entire Board of Directors shall consider whether or not to accept the offers of resignation.

In the event that any Director, who received a greater number of proxy votes withheld than votes in favour of such Director’s election, does not tender his or her resignation in accordance with this majority voting policy, he or she will not be re-nominated by the Board of Directors.

The Corporation shall promptly advise the Toronto Stock Exchange if a director receives a majority “withhold” vote and shall publish the voting results for the election of directors in the manner required by applicable laws.

The Governance Committee may adopt such procedures as it sees fit to assist it in its determinations with respect to this policy.

Policy approved March 31, 2017

C - 2

SCHEDULE "D"

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

Audit Committee Mandate

The primary function of the audit committee (the "Committee") is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

Review and appraise the performance of the Company’s external auditors.

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

Composition

The Committee shall be comprised of three Directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual Shareholders’ meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the Shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for Shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Robert Hodgkinson	Independent (1)	Financially literate (1)
Ronnie Bozzer	Independent (1)	Financially literate (1)
Stan Page	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 ("NI 52-110").

Relevant Education and Experience

Robert Hodgkinson is the President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. These consulting services consist of assistance in the areas of investment, capital formation and management oversight. In his career, Mr. Hodgkinson, has held various management positions with several oil and gas companies including Petroquest Energy.

Ronnie Bozzer's legal practice encompasses mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations. His honours include receiving the highest peer review rating by Martindale Hubbell, becoming Chairman of Canada's International Finance Centre and recognition by "2010 Best Lawyers in Canada" in the specialty of Banking Law. Mr. Bozzer is also listed as Canadian Leading Lawyer in the field of Corporate Law by "Law Day".

Stan Page has over 38 years of experience in the oil and gas industry. For the past 30 years, Mr. Page has held various leadership field and operation positions with major oil companies including BP America and Amoco Production Co. From 2010 to 2016, he was Senior Vice-President of US Operations for Quicksilver Resources where he provided strategic direction for engineering, geology, procurement, drilling, completion and day to day procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside the Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".